Norske Skog

08004745

RECEIVED

SEP -4 A

FILE No.: 82-5226

Skogn, 27 August 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Press release; Improved result in the second quarter, published 7August, 2008*

(2) *Presentation Q2 Financial details and Market update, published 7 August, 2008*

(3) *Q2 Report, published 7 August, 2008*

(4) *Press release; Completion of sale in Korea, published 26 August, 2008*

(5) *Press release; Mandatory notification of trade, CEO, published 26 August, 2008*

PROCESSED
SEP 08 2008
THOMSON REUTERS

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

SED
8 2008
UTERS

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

82-5226
07.08.2008

Norske Skog

Press release

Oxenøen, 7 August 2008

Improved result in the second quarter

Norske Skog's gross operating profit before depreciation and special items was NOK 601 million in the second quarter of 2008, up from 489 million in the first quarter. Sales volumes increased by about four per cent.

"Even though we see signs of improvement, there is far to go before we have satisfactory financial results from operations," says CEO Christian Rynning-Tønnesen.

The results have been improved for the segments Asia, Australasia and South America from the first to the second quarter. Magazine paper operations deliver a somewhat weaker result in the quarter, while the results from the newsprint activities in Europe are virtually unchanged. Sales volumes increased in all segments except newsprint in Asia.

There has been a good development in Norske Skog's improvement programme throughout the second quarter. Improvements achieved now amount to NOK 2.5 billion annualized in relation to the base year of 2005.

"Our most important task is to improve profitability in operations through higher prices on our end products, while at the same time applying full pressure on the work to reduce costs and net debt," says Rynning-Tønnesen.

Norske Skog is working on reducing net debt by generating a sufficient cash flow from operations and transactions.

"Following the sale of the Korean operations and properties, Norske Skog's net debt will be significantly reduced. Our goal is to further reduce debt," says Rynning-Tønnesen.

The sale of the operations in Korea was announced at the end of June this year. Completion of the transaction is contingent on approval by the Korean competition authorities, consent from certain of Norske Skog's lenders and other customary closing conditions. There are still some matters to be clarified between the buyer and Norske Skog before the transaction can be closed.

Approval has been received from the competition authorities, as well as the necessary lenders. The approval from the lenders implies that no cash dividend must be disbursed or shares repurchased. Norske Skog must keep a liquidity buffer of minimum NOK 2.5 billion, and annual investments must be limited to NOK 1.5 billion. These conditions are effective until a loan of EUR 400 million, which falls due in February 2010, is renegotiated or repaid. The terms of the agreement between Norske Skog and the lenders will take effect upon implementation of the sale of the Korean operations.

Improved net result

The operating profit after depreciation and special items was NOK 1 269 million in the second quarter, compared with minus NOK 990 million in the first quarter. The profit in the second quarter includes changes in the value of power contracts and built-in derivatives with a gain of NOK 1.3 billion in all, while about NOK 700 million was booked to income in the first quarter from the power portfolio and a total of NOK 1.45 billion was expensed in restructuring costs and write-down of facilities. Profit after tax and financial items was NOK 695 million in the second quarter compared with minus NOK 966 million in the first quarter.

Prospects for the remainder of 2008

The accounts for the second half of the year will be impacted by the sale of Norske Skog's operations in Korea and the shutdown of production capacity in Europe. Shutdowns and downsizing at the main office will entail reduced fixed costs.

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Continued good demand and price increases for newsprint in Asia and magazine paper in Europe is expected. The prices for newsprint in Europe are stable, measured in local currency, while the demand trend is somewhat uncertain. In Australia there is a price reduction of seven per cent from 1 July 2008.

There is reason to believe that there will be a continued high price level on input factors, with a risk of further price increases.

Presentation/webcast

Norske Skog will hold a quarterly webcast presentation at the company's corporate centre at Oxenøen at 13:00 hrs. today. Telephone numbers for calling in and other details can be found on Norske Skog's website www.norskeskog.com.

Oxenøen, 7 August

Norske Skog
Corporate affairs

For further information:

Media:
Vice president corporate affairs Tom Bratlie
Mob: +47 905 21 904

Financial market:
Vice president investor relations Jarle Langfjæran
Mob: +47 909 78 434

Norske Skog

Financial details

Market update

August, 2008

Norske Skog

Second quarter results 2008

Norske Skog

Key financials

		Q2/08	Q1/08	Q2/07	YTD 08	YTD 07
Operating revenue	NOK mill	6 528	6 269	6 794	12 797	13 520
Gross operating earnings	NOK mill	601	489	1 129	1 089	2 305
Gross operating earnings after depreciations	NOK mill	(35)	(232)	416	(267)	856
Gross operating margin	%	9,2	7,8	16,6	8,5	17,0
Return on capital employed	%	(0,1)	(0,8)	1,1		
Operating earnings	NOK mill	1 269	(990)	236	279	293
Profit before tax	NOK mill	996	(1 108)	173	(112)	38
Net profit	NOK mill	695	(966)	121	(271)	22
Earnings per share	NOK	3,74	5,04	0,71	(1,32)	0,22
Cash flow from operating activities	NOK mill	295	832	266	1 127	873
Cash flow per share	NOK	1,56	4,40	1,40	5,95	4,61
Net interest bearing debt	NOK mill	15 678	15 742	17 462	15 678	17 462
Net interest bearing debt / equity	Ratio	1,07	1,12	1,04	1,07	1,04
Production	1 000 tonnes	1 517	1 469	1 540	2 986	3 044
Deliveries	1 000 tonnes	1 502	1 442	1 478	2 944	2 905

Gross operating earnings - Segment distribution

	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Newsprint Europe	175	169	480	345	954
Asia	134	89	238	223	535
Australasia	167	140	262	306	513
South America	35	2	80	37	150
Sales offices/eliminations	15	3	(4)	17	(16)
Total Newsprint	**525**	**403**	**1 056**	**928**	**2 136**
Magazine paper	**130**	**154**	**147**	**284**	**300**
Total paper	**655**	**558**	**1 203**	**1 212**	**2 436**
Energy	(16)	(5)	(10)	(21)	(32)
Other activities	(38)	(63)	(69)	(102)	(126)
Eliminations	0	0	5	0	26
Gross operating earnings	**601**	**489**	**1 129**	**1 089**	**2 305**

Income statement

	Q2/08	Q1/08	Q2/07	YTD 08	YTD 07
Operating revenue	6 528	6 269	6 794	12 797	13 520
Distribution costs	(600)	(579)	(585)	(1 179)	(1 177)
Cost of materials	(3 961)	(3 913)	(3 856)	(7 874)	(7 728)
Change in inventories	44	120	280	165	586
Employee benefit expenses	(884)	(874)	(841)	(1 758)	(1 760)
Other operating expenses	(528)	(534)	(663)	(1 062)	(1 137)
Gross operating earnings	**601**	**489**	**1 129**	**1 089**	**2 305**
Depreciations	(636)	(721)	(713)	(1 357)	(1 448)
Gross operating earnings after depreciations	**(35)**	**(232)**	**416**	**(267)**	**856**
Restructuring expenses	0	(198)	0	(198)	0
Other gains and losses	1 336	694	(206)	2 031	(589)
Impairments	(32)	(1 254)	26	(1 286)	26
Operating earnings	**1 269**	**(990)**	**236**	**279**	**293**
Share of profit in associated companies	3	(1)	17	1	30
Financial items	(275)	(117)	(80)	(393)	(285)
Profit before tax	**996**	**(1 108)**	**173**	**(112)**	**38**
Taxes	(301)	142	(52)	(159)	(16)
Net profit	**695**	**(966)**	**121**	**(271)**	**22**
Attributable to minority interests	(11)	(11)	(14)	(21)	(19)
Attributable to equity holders of the company	706	(955)	135	(250)	41
Earnings per share	3,74	(5,04)	0,71	(1,32)	0,22

Gross operating earnings



1 600
1 400
1 200
1 000
800
600
400
200
0
1 499
1 342
1 175
1 129
851
778
489
601
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
Q1 2008
Q2 2008

Financial items

	Q2-08	Q1-08	Q2-07	YTD 2008	YTD 2007
Net interest cost	(270)	(291)	(261)	(561)	(519)
Interest rate derivatives	59	41	19	100	21
Realized currency gain/loss cash flow hedge	124	145	81	269	9
Unrealized currency gain/loss cash flow hedge	(131)	(50)	51	(181)	204
Other currency gain/loss	(13)	79	55	66	57
Other financial items	(45)	(41)	(27)	(86)	(58)
Total financial items	**(275)**	**(117)**	**(80)**	**(393)**	**(285)**
Gearing 1)	1,07	1,12	1,04	1,07	1,04
Net interest bearing debt 2)	15 678*	15 742	17 462	15 678*	17 462

1) Gearing = Net interest bearing debt / Equity

2) Net interest-bearing debt = Interest bearing debt – liquid assets - Interest rate swaps (fair value hedge)

*In the balance sheet NOK 287 million of interest bearing debt in Korea is reclassified to other interest free liabilites according to IFRS 5. When calculating net interest bearing debt above, this figure is included.

Norske Skog's currency index


NSG Fx Index (1/1/02=100)
100
95
90
85
80
75
70
94,5
91,6
92,0
91,6
88,3
88,7
87,9
86,6
87,3
87,6
88,6
85,9
88,3
90,1
88,2
88,5
87,1
84,8
85,7
82,3
80,7
79,1
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Avg. Qrtly index
Avg 2004
Avg 2005
Avg 2006
Avg 2007

Norske Skog

Balance sheet

	30.06.2008	31.03.2008	31.12.2007	30.06.2007
Deferred tax asset	8	12	11	89
Other intangible assets	189	200	132	2 964
Property, plant and equipment	21 646	25 676	28 401	32 273
Investment in associated companies	224	223	234	340
Other non-current assets	489	750	529	35
Total non-current assets	**22 556**	**26 861**	**29 307**	**35 701**
Inventories	2 610	2 895	2 731	3 259
Receivables	3 120	3 666	3 811	3 994
Cash and cash equivalents	1 993	1 982	1 792	2 222
Other current assets	13 168	6 704	5 619	1 895
Total current assets	**20 891**	**15 247**	**13 953**	**11 370**
Total assets	**43 447**	**42 108**	**43 260**	**47 071**
Paid in equity	12 310	12 297	12 310	12 322
Retained earnings	2 334	1 725	3 282	4 397
Minority interests	223	356	365	426
Total equity	**14 867**	**14 378**	**15 957**	**17 145**
Pension obligations	483	529	519	511
Deferred tax	1 922	1 776	2 033	1 505
Interest bearing non-current liabilities	16 618	17 153	17 294	17 961
Other non-current liabilities	1 682	1 764	1 687	1 882
Total non-current liabilities	**20 706**	**21 222**	**21 533**	**21 859**
Interest-bearing current liabilities	1 005	1 075	1 141	3 002
Trade and other payables	4 127	4 460	3 702	3 642
Tax payable	84	89	73	167
Other current liabilities	2 658	884	854	1 256
Total current liabilities	**7 874**	**6 508**	**5 770**	**8 067**
Total liabilities	**28 580**	**27 730**	**27 303**	**29 926**
Total equity and liabilities	**43 447**	**42 108**	**43 260**	**47 071**

Balance sheet – currency effect Q2 2008

Gross Assets less non-interest bearing debt		Debt		Currency rate change	
Distribution as of	30.06.2008	Distribution as of	30.06.2008	Q1-Q2:	
NOK	30 %	NOK	4 %		
EUR	24 %	EUR	41 %	EUR	-0,5%
AUD	12 %	AUD	14 %	AUD	5,3%
NZD	9 %	NZD	0 %	NZD	-3,2%
USD	6 %	USD	20 %	USD	-0,2%
CNY	4 %	CNY	0 %	CNY	2,1%
KRW	12 %	KRW	18 %	KRW	-5,9%
Other	3 %	Other	3 %		

Increase in Q2:	44	Decrease in Q2:	-46

Increased equity:	90

Norske Skog

Balance sheet – currency effect YTD 2008

Gross Assets less non-interest bearing debt		Debt		Currency rate change	
Distribution as of	30.06.2008	Distribution as of	30.06.2008	YTD:	
NOK	30 %	NOK	4 %		
EUR	24 %	EUR	41 %	EUR	0,2%
AUD	12 %	AUD	14 %	AUD	0,8%
NZD	9 %	NZD	0 %	NZD	-5,1%
USD	6 %	USD	20 %	USD	-5,2%
CNY	4 %	CNY	0 %	CNY	0,1%
KRW	12 %	KRW	18 %	KRW	-12,1%
Other	3 %	Other	3 %		

Decrease in YTD:	-560	Decrease in YTD:	-498

Decreased equity: -62

Norske Skog

Debt Maturity Schedule as of 30.06.2008



NOK million
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
894
1 482
4 495
3 315
1 241
1 016
4 110
1 016
2008
2009
2010
2011
2012-14
2015-16
2017-19
2033

Norske Skog

Cash flow

	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Gross operating earnings	**601**	**489**	**1 129**	**1 090**	**2 304**
Restructuring cost	-	(198)	-	(198)	-
Other gains and losses	1 336	694	(206)	2 030	(589)
Adjustment of non-cash items in Gross operating earnings	(1 307)	(798)	218	(2 105)	636
Change in Working Capital	117	605	(496)	721	(876)
Operational Cash Flow	**747**	**792**	**645**	**1 538**	**1 476**
Cash from net financial items	(422)	65	(327)	(357)	(574)
Taxes paid	(30)	(25)	(52)	(55)	(29)
Levered Operational Cash Flow	**295**	**832**	**266**	**1 127**	**873**
Investments (capex)	(272)	(390)	(499)	(662)	(698)
Sales of operational fixed assets	36	105	1	141	2
Other investments / divestments	(127)	-	-	(127)	-
Sales/purchase of shares	12	(15)	-	(3)	5
Dividend received	-	-	-	-	-
Dividend paid	-	-	(1 049)	-	(1 049)
Free Cash Flow	**(56)**	**532**	**(1 281)**	**476**	**(867)**
New equity	-	-	-	-	-
FX and other non-cash items on cash and debt	120	134	419	254	725
Change in net interest bearing debt	**64**	**666**	**(862)**	**1 018**	**(142)**

Income statement by operating segments – Q2 2008

	Newsprint	Magazine Paper	Energy	Other activities	Eliminations	Norske Skog Group
Operating revenue	4 659	1 642	289	941	(1 004)	6 528
Distribution costs	(410)	(163)	0	(26)	0	(600)
Cost of materials	(2 791)	(988)	(305)	(768)	891	(3 961)
Changes in inventories	1	46	0	(2)	(0)	44
Employee benefit expenses	(538)	(255)	0	(91)	0	(884)
Other operating expenses	(395)	(153)	(0)	(92)	112	(528)
Gross operating earnings	**525**	**130**	**(16)**	**(38)**	**0**	**601**
Depreciation	(516)	(108)	0	(12)	(0)	(636)
Gross operating earnings after depreciations	**9**	**22**	**(16)**	**(50)**	**0**	**(35)**
Restructuring expenses	0	0	0	0	0	0
Other gains and losses	1	4	1 332	0	(0)	1 336
Impairments	(32)	0	0	0	0	(32)
Operating earnings	**(22)**	**25**	**1 316**	**(50)**	**(0)**	**1 269**

Income statement by operating segments – YTD 2008

	Newsprint	Magazine Paper	Energy	Other activities	Eliminations	Norske Skog Group
Operating revenue	9 086	3 157	708	1 864	(2 018)	12 797
Distribution costs	(801)	(323)	0	(55)	0	(1 179)
Cost of materials	(5 438)	(1 981)	(728)	(1 517)	1 790	(7 874)
Change in inventories	(40)	218	0	(14)	(0)	165
Employee benefit expenses	(1 083)	(491)	0	(184)	(0)	(1 758)
Other operating expenses	(797)	(296)	(0)	(197)	227	(1 062)
Gross operating earnings	**928**	**284**	**(21)**	**(102)**	**0**	**1 089**
Depreciations	(1 112)	(220)	0	(25)	(0)	(1 357)
Gross operating earnings after depreciations	**(184)**	**64**	**(21)**	**(127)**	**0**	**(267)**
Restructuring expenses	(180)	(0)	0	(18)	0	(198)
Other gains and losses	(287)	(1)	2 318	1	(0)	2 031
Impairments	(1 293)	0	0	7	0	(1 286)
Operating earnings	**(1 945)**	**63**	**2 297**	**(136)**	**0**	**279**

Gross operating margins by geographical regions



18,0 %
16,0 %
14,0 %
12,0 %
10,0 %
8,0 %
6,0 %
4,0 %
2,0 %
0,0 %
9,3 %
9,0 %
14,7 %
17,1 %
7,0 %
10,5 %
0,7 %
11,9 %
10,2 %
7,9 %
Newsprint Europe
Newsprint Australasia
Newsprint Asia
Newsprint South America
Magazine Europe
Q1 08
Q2 08

Norske Skog

Newsprint, region Europe

Key figures	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	1 942	1 823	2 201	3 765	4 357
Gross operating earnings	175	169	480	345	954
Gross operating earnings after depreciations	(19)	(36)	301	(55)	592
Operating earnings IFRS	(17)	(475)	305	(492)	594
Gross operating margin %	9,0	9,3	21,8	9,2	21,9
Production	512	480	537	992	1 073
Shipments	505	470	517	975	1 014
Production / capasity %	94	86	97	90	97


Gross operating earnings
600
500
400
300
200
100
0
473
480
380
303
169
175
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08

Norske Skog

Newsprint, region Asia

Key figures	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	1 275	1 267	1 408	2 541	2 789
Gross operating earnings	134	89	238	223	535
Gross operating earnings after depreciations	15	(95)	57	(80)	206
Operating earnings IFRS	16	(859)	56	(843)	205
Gross operating margin %	10,5	7,0	16,9	8,8	19,2
Production	388	372	391	760	780
Shipments	379	384	392	763	756
Production / capasity %	96	92	97	94	97


Gross operating earnings
400
300
200
100
0
297
238
143
148
89
134
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08

Newsprint, region Australasia

Key figures	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	977	953	941	1 929	1 884
Gross operating earnings	167	140	262	306	513
Gross operating earnings after depreciations	(5)	(35)	87	(40)	164
Operating earnings IFRS	(1)	20	107	19	202
Gross operating margin %	17	14,7	27,8	15,9	27,2
Production	212	206	213	418	411
Shipments	222	219	196	441	390
Production / capasity %	97	94	97	95	94


Gross operating earnings
300
250
200
150
100
50
0
251
262
212
214
140
167
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08

Norske Skog

Newsprint, region South America

Key figures	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	295	270	347	564	661
Gross operating earnings	35	2	80	37	150
Gross operating earnings after depreciations	5	(29)	37	(24)	63
Operating earnings IFRS	(37)	(720)	(78)	(757)	(78)
Gross operating margin %	11,9	0,7	23,1	6,6	22,7
Production	70	73	77	143	150
Shipments	71	68	77	139	145
Production / capasity %	90	94	99	92	96


Gross operating earnings
100
80
60
40
20
0
70
80
47
61
2
35
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08

Magazine

Key figures	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	1 642	1 514	1 522	3 157	3 119
Gross operating earnings	130	155	147	284	300
Gross operating earnings after depreciations	22	43	2	64	(3)
Operating earnings IFRS	25	38	4	63	(3)
Gross operating margin %	7,9	10,2	9,7	9,0	9,6
Production	335	337	322	672	630
Shipments	325	298	296	624	600
Production / capasity %	96	97	93	97	91



Gross operating earnings
200
150
100
50
0
152
147
139
83
154
130
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08

Energy

Key figures	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	289	418	252	708	536
Gross operating earnings	(16)	(5)	(10)	(21)	(32)
Gross operating earnings after depreciations	(16)	(5)	(10)	(21)	(32)
Other gains and losses	1 332	986	(211)	2 318	(549)
Operating earnings IFRS	1 316	981	(221)	2 297	(581)

Other Activities

Key figures	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	941	923	940	1 864	1 808
Gross operating earnings	(38)	(64)	(69)	(102)	(126)
Gross operating earnings after depreciations	(50)	(76)	(86)	(127)	(160)
Operating earnings IFRS	(50)	(86)	(270)	(136)	(714)

Korea

Key figures	Q2 2008	Q1 2008	YTD 2008	YTD 2007	FY 2007
Operating revenue	804	845	1 649	1 946	3 814
Gross operating earnings	105	83	188	459	718
Gross operating earnings after depreciations	38	(46)	(8)	248	286
Net Profit	(4)	(625)	(629)	149	144
Total assets	4 526	4 898	4 526	6 927	6 003

Operational summary-volumes

	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Production Total	**1517**	**1469**	**1476**	**1529**	**1540**	**1504**
Newsprint Europe	512	480	494	525	537	536
Newsprint Australasia	212	206	209	211	213	198
Newsprint Asia	388	372	374	385	391	389
Newsprint South America	70	73	75	78	77	73
Magazine Europe	335	337	324	330	322	308
Deliveries Total	**1502**	**1442**	**1599**	**1523**	**1478**	**1427**
Newsprint Europe	505	470	562	510	517	497
Newsprint Australasia	222	219	215	200	196	194
Newsprint Asia	379	384	407	381	392	364
Newsprint South America	71	68	76	80	77	68
Magazine Europe	325	298	339	352	296	304
Production/Capacity %						
Newsprint Europe	94	86	88	95	97	97
Newsprint Australasia	97	94	96	96	97	90
Newsprint Asia	96	92	93	96	97	97
Newsprint South America	90	94	94	100	99	94
Magazine Europe	96	97	93	95	93	89

Financial Summary

	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Operating revenue						
Newsprint Europe	1 942	1 823	2 245	2 087	2 201	2 156
Newsprint Australasia	977	953	946	895	941	943
Newsprint Asia	1 275	1 267	1 359	1 312	1 408	1 381
Newsprint South America	295	270	305	318	347	314
Magazine Europe	1 642	1 514	1 671	1 719	1 522	1 598
Gross operating earnings						
Newsprint Europe	175	169	303	381	480	473
Newsprint Australasia	167	140	201	214	262	251
Newsprint Asia	134	89	148	134	238	297
Newsprint South America	35	2	61	46	80	70
Magazine Europe	130	154	83	138	147	152
Gross operating earnings after depreciations						
Newsprint Europe	(19)	(36)	111	208	301	290
Newsprint Australasia	(5)	(35)	21	39	88	77
Newsprint Asia	15	(95)	(21)	(29)	57	149
Newsprint South America	5	(29)	33	20	37	26
Magazine Europe	22	42	(52)	(13)	2	(5)
Gross operating margin %						
Newsprint Europe	9,0	9,3	13,5	18,3	21,8	21,9
Newsprint Australasia	17,0	14,7	22,6	23,9	27,8	26,6
Newsprint Asia	10,5	7,0	10,9	10,2	16,9	21,5
Newsprint South America	11,9	0,7	20,0	14,5	23,1	22,3
Magazine Europe	7,9	10,2	5,0	8,0	9,7	9,5

Market update
August 2008

Norske Skog

Demand YTD 2008 per Segment/Region

Segment	To:	YTD '08 /YTD'07	Comments
World – Std News	May	-1.6%	
N. Am – Std News	Jun	-8.3%	Decline accelerated in Q2
Europe – Std News	Jun	-3.5%	Decline in WE and EE
Europe – Magazine	Jun	+3.6%	Strongh growth, SC in particular
Non-Japan Far East – Std News	May	+7.4%	China, India the locomotives
Australasia – Std News	May	-8.6%	Destocking in 2008, underlying consumption slightly down
South Am – Std News	May	+14.5%	Increased consumption & customer stock build

Source: PPPC, NSI internal

Newsprint & OUNC – Europe

OUNC = Improved newsprint & other uncoated publication papers

- Demand in Europe:
  - **Q2 08/Q2 07: -4.7%**
  - **YTD 08/YTD 07: -2.9%**
- Total deliveries of Std Newsprint from N. Am to West Europe:
  - **Q2 08/Q2 07: -32.4%**
  - **YTD 08/YTD 07: -21.9%**
- Reference price Newsprint June:
  €528/mt, - 4% from June 2007



NP+OUNC Demand in Europe
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q2
Q4
2003 Q2
Q4
2004 Q2
Q4
2005 Q2
Q4
2006 Q2
Q4
2007 Q2
Q4
2008 Q2



Newsprint, 45 g/m², Germany
EUR/t
700
650
600
550
500
450
400
2Q 1994
2Q 1995
2Q 1996
2Q 1997
2Q 1998
2Q 1999
2Q 2000
2Q 2001
2Q 2002
2Q 2003
2Q 2004
2Q 2005
2Q 2006
2Q 2007
2Q 2008

Source: Cepiprint, RISI, PPPC

Newsprint - North America

- **Std. Newsprint demand:**
  - Q2 08/Q2 07: -11.0%
  - YTD 08/YTD 07: -8.3%
- **Uncoated Mech (incl. SC) demand:**
  - Q2 08/Q2 07: +1.5%
  - YTD 08/YTD 07: +3.8%
- **Coated Mechanicals demand:**
  - Q2 08/Q2 07: -11.3%
  - YTD 08/YTD 07: -3.6%
- **Reference price Newsprint April:**
  - $745/mt for 45g/m^2
  - +$120 (19%) since December 2007
  - In real terms on par with price levels in 2006



Newsprint
Demand in North America
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Q3-2002
Q1-2003
Q3-2003
Q1-2004
Q3-2004
Q1-2005
Q3-2005
Q1-2006
Q3-2006
Q1-2007
Q3-2007
Q1-2008



Newsprint, 48.8 g/m², US East Coast
USD/t
850
800
750
700
650
600
550
500
450
400
2Q 1994
2Q 1995
2Q 1996
2Q 1997
2Q 1998
2Q 1999
2Q 2000
2Q 2001
2Q 2002
2Q 2003
2Q 2004
2Q 2005
2Q 2006
2Q 2007
2Q 2008

Source: PPPC, RISI

Norske Skog

N. American Newsprint shipments to Europe


North American market share in Europe
NA exports to Europe
NA market share
Tonnes (000's
Market share (%
250
200
150
100
50
0
8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
Q1-2004
Q1-2005
Q1-2006
Q1-2007
Q1-2008

Source: PPPC March. 2008

Norske Skog

Newsprint Paper Prices (45gsm) in EUR/t - Germany, US and UK


Germany
US East
UK
EUR/te
650
600
550
500
450
400
Jan 2005
Apr 2005
Jul 2005
Oct 2005
Jan 2006
Apr 2006
Jul 2006
Oct 2006
Jan 2007
Apr 2007
Jul 2007
Oct 2007
Jan 2008
Apr 2008

Source: RISI

Norske Skog

SC Magazine Paper – Europe

- Demand in Europe:
  - **Q2 08/Q2 07: +13.5%**
  - **YTD 08/YTD 07: +7.3%**
- Total deliveries from Europe:
  - **Q2 08/Q2 07: +10.5%**
  - **YTD 08/YTD 07: +6.8%**
- Reference price SC April 2008:
  - **€610/mt, unchanged since Jan '08**
  - **+20€ since Dec 2007**



SC Magazine Demand in Europe
1000 tonnes
1 250
1 000
750
500
250
0
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3
2008 Q1



SC, 56 g/m² roto, Germany
EUR/t
800
750
700
650
600
550
2Q 1994
2Q 1995
2Q 1996
2Q 1997
2Q 1998
2Q 1999
2Q 2000
2Q 2001
2Q 2002
2Q 2003
2Q 2004
2Q 2005
2Q 2006
2Q 2007
2Q 2008

Source: PPPC, Cepiprint, RISI

Norske Skog

CMR Magazine Paper – Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- Demand in Europe:
  - **Q2 08/Q2 07: +3.0%**
  - **YTD 08/YTD 07: +2.5%**
- Total deliveries from Europe:
  - **Q2 08/Q2 07: +2.1%**
  - **YTD 08/YTD 07: +1.9%**
- Reference price CMR June 2008
  - **€700/mt, unchanged since Jan '08**
  - **+40€ since Dec '07**
  - **Price increases implemented from July**



CMR Demand in Europe
1000 tonnes
2 500
2 000
1 500
1 000
500
0
Q3
2003 Q1
Q3
2004 Q1
Q3
2005 Q1
Q3
2006 Q1
Q3
2007 Q1
Q3
2008 Q1



CMR, 60 g/m² offset, Germany
EUR/t
1000
950
900
850
800
750
700
650
600
550
2Q 1994
2Q 1995
2Q 1996
2Q 1997
2Q 1998
2Q 1999
2Q 2000
2Q 2001
2Q 2002
2Q 2003
2Q 2004
2Q 2005
2Q 2006
2Q 2007
2Q 2008

Source: PPPC, Cepiprint, RISI

Magazine Paper Prices - Europe and North America



LWC Paper Prices
LWC Europe 60 g / 40 lb
LWC USA 60 g / 40 lb
EUR/t
1200
1100
1000
900
800
700
600
500
400
2Q 1997
2Q 1998
2Q 1999
2Q 2000
2Q 2001
2Q 2002
2Q 2003
2Q 2004
2Q 2005
2Q 2006
2Q 2007
2Q 2008



SC Paper Prices
SC Europe 56 g
SC USA 52 g / 35 lb
EUR/t
1100
1000
900
800
700
600
500
400
2Q 1997
2Q 1998
2Q 1999
2Q 2000
2Q 2001
2Q 2002
2Q 2003
2Q 2004
2Q 2005
2Q 2006
2Q 2007
2Q 2008

Source: RISI

Asia

- **Demand standard newsprint:**
  - YTD May '08 vs YTD May '07
    - Japan: - 1.9%
    - Non-Japan Far-East: + 7.4%
    - China: +14.9%
    - South Korea: - 2.2%
    - India: +9.0%

- **Prices Q2 2008**
  - Korea USD 659 (45 gsm)
  - China USD 640 (48.8 gsm ex. VAT)
  - India USD 770 (45 gsm)
  - Hong Kong USD 725 (48.8 gsm)



Asia (ex Japan) Newsprint Deliveries
('000 tonnes)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
2003
2004
2005
2006
2007

Market	GSM	Currency	Q2 2008	Q1 2008
China domestic	48.8	RMB (USD)	5250 (640)	4817 (587)
S.Korea	45.0	th.KRW (USD)	640 (659)	618 (637)
India	45.0	USD	770	660
Hong Kong	48.8	USD	725	590

Source: PPPC, NSI internal

Australasia

- **Deliveries Standard Newsprint:**
  - - 8.6% YTD May, consumption slightly reduced
  - Underlying consumption relatively stable, consumer confidence down
  - H1 07 saw high import increase due to Albury mill water situation

- **Prices:**
  - Australia: Newsprint down 7% from July 1st '07
  - Further reduction by 7% from July 1st '08

Source: NSI internal

Latin America

- **Demand – Standard Newsprint**
  - Regional demand: + 14.5 %
  - Brazil demand: +15%
    - Circulation is up 9,6% from 2007
    - Ad lineage is up 21%
    - Some customer stock building in Brazil in Q1

- **Prices**
  - Price Brazil 45g June 2008 = USD 725/t
  - Prices measured in USD are up 17% from March 2008

Source: PPPC, Cepiprint, NSI internal

82-5226
26.08.2008

Norske Skog

Press release
Oxenøen, 26 August 2008

Mandatory notification of trade

Norske Skog's president and CEO, Mr Christian Rynning-Tønnesen, has today bought 17 000 shares in Norske Skog at a price of NOK 27,90 per share. After this transaction, Mr Rynning-Tønnesen owns 33 120 shares in Norske Skog.

Oxenøen, 26 August 2008

Norske Skog
Corporate affairs

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Norske Skog

Press release

Oxenøen, 26 August 2008

Completion of sale in Korea

On 23 June, Norske Skog announced that the company had entered into an agreement to sell the wholly owned subsidiary Norske Skog Korea to Morgan Stanley Private Equity Asia and Shinhan Private Equity. The transaction comprises the two newsprint mills Jeonju and Cheongwon, and is part of the work to reduce Norske Skog's net debt.

Completion of the transaction was contingent upon approval from Korean competition authorities, consent from certain of Norske Skog's lenders as well as other customary conditions. Norske Skog and the buyers have now agreed that all conditions precedent for the closing of the transaction have been satisfied.

The parties have agreed to amend the cash consideration from NOK 3.2 billion (KRW 643.3 bn) to NOK 3.1 billion (KRW 620 bn). As previously announced, a USD 130 million inter-company loan will be repaid to Norske Skog from Norske Skog Korea Co Ltd. at closing. Local liabilities remain with Norske Skog Korea Co Ltd.

In Korea, it is customary for the seller of a business to offer a payment to the employees in connection with such transactions. The compensation agreed with the employees of Norske Skog Korea is higher than first assumed.

Following from the above, as well as changes in currency rates and other adjustment factors, the transaction will reduce the net debt of Norske Skog to pro forma NOK 12.0 bn from NOK 15.7 bn as of 30 June 2008. The gearing will be reduced to pro forma 0.83 from 1.07 as of 30 June.

Closing of the transaction has been agreed for the week commencing 8 September.

Oxenøen, 26 August 2008

Norske Skog
Corporate affairs

For further information:

Media:

Vice president corporate affairs
Tom Bratlie
Phone: +47 905 21 904

Financial markets:

Vice president investor relations
Jarle Langfjæran
Phone: +47 909 78 434

82-5226
07.08.2008


08
Q2 REPORT
Future on Paper

Norske Skog

Norske Skog

Q2 08



KEY FIGURES (UNAUDITED)

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	6 528	6 269	6 794	12 797	13 520
Gross operating earnings*)	NOK mill.	601	489	1 129	1 089	2 305
Gross operating margin*)	%	9.2	7.8	16.6	8.5	17.1
Gross operating earnings after depreciation	NOK mill.	(35)	(232)	416	(267)	856
Operating earnings - IFRS	NOK mill.	1 269	(990)	236	279	293
Profit before tax	NOK mill.	996	(1 108)	173	(112)	38
Net profit	NOK mill.	695	(966)	121	(271)	22
Earnings per share	NOK	3.74	(5.04)	0.71	(1.32)	0.22
Cash flow	NOK mill.	295	832	266	1 127	873
Cash flow per share	NOK	1.56	4.40	1.40	5.95	4.61
Total assets	NOK mill.	43 447	42 108	47 071	43 447	47 071
Net interest-bearing debt	NOK mill.	15 678	15 742	17 462	15 678	17 462
Gearing (net interest-bearing debt/equity)		1.07	1.12	1.04	1.07	1.04
Return on capital employed**)	%	(0.1)	(0.8)	1.1	(1.0)	2.2
Production	1000 tonnes	1 517	1 469	1 540	2 986	3 044
Deliveries	1000 tonnes	1 502	1 442	1 477	2 944	2 905

*) Before depreciation, restructuring costs, other gains and losses and impairments.

**) Gross operating profit after depreciation as percentage of average capital employed.



THE SECOND QUARTER OF 2008 AND THE FIRST HALF OF 2008

- The second quarter of 2008: The operating revenue was NOK 6 528 million (NOK 6 269 million in the first quarter) and the gross operating earnings NOK 601 million (NOK 489 million).
- The increased income and earnings are mainly due to the improvement program, which has contributed with NOK 2.5 billion on an annual basis.
- Reduced cash flow from operations in the second quarter of 2008 compared with the first quarter, but higher cash flow in the first half of 2008 than in first half of 2007.
- Agreement entered into concerning the sale of mills in Korea.

Underlying operations

The gross operating earnings remain weak, but are NOK 112 million higher than in the first quarter. The operating revenue in the second quarter was somewhat higher than in the first quarter, mainly due to higher sales volumes in all segments except newsprint in Asia. Overall, volumes are somewhat up, both for production and deliveries.

Cost increases on input factors have been compensated by the improvement program to a significant degree, making the achieved price increases in Asia and South America contribute to a better result.The improved gross operating earnings in the second quarter compared to the first quarter is not significantly affected by currency factors.

The gross operating earnings in the first half of 2008 have been more than halved compared with the first half of 2007, and the results in all segments are weaker. This primarily applies to newsprint in Europe and Asia, and is due to lower prices and cost increases on input factors.

"The operating revenue in the second quarter was somewhat higher than in the first quarter, mainly due to higher sales volumes in all segments except newsprint in Asia. Overall, volumes are somewhat up, both for production and deliveries," says CEO Christian Rynning-Tønnesen.



Special items in the operating earnings under IFRS

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Restructuring costs	NOK mill.	0	(198)	0	(198)	0
Other gains and losses	NOK mill.	1 336	694	(206)	2 031	(589)
Impairments	NOK mill.	(32)	(1 254)	26	(1 286)	26

"Other gains and losses" of NOK 1.3 billion in total in the second quarter of 2008 includes net increase in the value of energy contracts, hedging portfolio for energy and embedded derivatives in energy contracts. The main element is an increase in value of energy contracts in Norway, which is due to higher future prices compared with the assessment at 31 March 2008. In the first quarter, the corresponding increase in value was slightly less than NOK 1 billion. In this quarter, NOK 198 million was set aside for staff reductions, a major provision was made for the termination of the Pisa PM 2 project (included under "Other gains and losses") and impairments were made in connection with the Pisa PM 2 project and the shutdown of other paper machines.

"Other gains and losses" in the accounts for the second quarter and first half of 2007 includes negative change in value of embedded derivatives in energy contracts. The value of the energy contract in Norway was included in the balance sheet from the beginning of the fourth quarter of 2007.

Specification financial items

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Net interest costs	NOK mill.	(270)	(291)	(261)	(561)	(519)
Interest rate derivatives	NOK mill.	59	41	19	100	21
Realised currency gain/loss cash flow hedging	NOK mill.	124	145	81	269	9
Unrealized currency gain/loss cash flow hedging	NOK mill.	(131)	(50)	51	(181)	204
Other currency items	NOK mill.	(13)	79	55	66	57
Other financial items	NOK mill.	(45)	(41)	(27)	(86)	(58)
Total financial items	**NOK mill.**	**(275)**	**(117)**	**(80)**	**(393)**	**(285)**

Total financial items in the second quarter of 2008 are NOK 158 million higher than in the first quarter. The main reason is the gain from cash flow hedging in the first quarter.

In the first half of 2008, the financial items were NOK 108 million higher than in first half of 2007. There has been significant income from interest rate derivatives in 2008, and in the form of realised currency gains, but this is offset by somewhat higher interest costs and unrealised losses from currency hedging.

Cash flow

KEY FIGURES		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Change in working capital (- = increase)	NOK mill.	117	605	(497)	721	(876)
Net financial payments and disbursements	NOK mill.	(422)	65	(327)	(357)	(574)
Net operating cash flow	NOK mill.	295	832	266	1 127	873
Investments in tangible fixed assets	NOK mill.	(272)	(390)	(499)	(662)	(698)
Other investments	NOK mill.	(127)	0	0	(127)	0
Dividends paid	NOK mill.	0	0	(1 049)	0	(1 049)

The operating cash flow in the second quarter of 2008 is substantially lower than in the first quarter, mainly due to a more normal level for financial payments and disbursements. There were substantial realised currency gains in the first quarter of 2008.

The operating cash flow in the first half of 2008 was NOK 254 million higher than in first half of 2007. Gross operating earnings in 2008 are lower than last year, but this is offset by a beneficial development in the working capital.

"Other investments" in the table above include the purchase of the minority interest in Hebei, one of Norske Skog's newsprint mills in China. This is described under "Refinancing and purchase of minority interests in Hebei" later in the report.

PROFIT IMPROVEMENT PROGRAM

The program was initiated in the autumn of 2006, with the objective of achieving yearly profit improvements of NOK 3 billion by the end of 2008, measured against the base year 2005. Improvements achieved at the end of the second quarter of 2008 are NOK 2.5 billion when annualised. This is an increased improvement of NOK 500 million annualised when compared with the corresponding figures as of 31 March 2008.

The reported gross operating earnings increased from NOK 489 to NOK 601 million in the second quarter of 2008. The increase of NOK 112 million amounts to about NOK 450 million annualised, and means that the negative effect of the cost increases through the second quarter of 2008 has been offset to a significant degree by measures initiated under the improvement program.

The goal of improving the result by NOK 3 billion by the end of 2008 is maintained. This includes improvements at mills for which a sale has been agreed in Korea and at the shutdown mill Norske Skog Steti in the Czech Republic.

Balance sheet

KEY FIGURES		30 JUN 2008	31 MAR 2008	31 DEC 2007
Non-current Assets	NOK mill.	22 556	26 861	29 307
Cash and liquid assets	NOK mill.	1 993	1 982	1 792
Other current assets	NOK mill.	18 898	13 265	12 161
Total assets	NOK mill.	43 447	42 108	43 260
Equity incl. minority interests	NOK mill.	14 867	14 378	15 957
Long term liabilities	NOK mill.	20 706	21 222	21 533
Short term liabilities	NOK mill.	7 874	6 508	5 770
Net interest-bearing debt	NOK mill.	15 678	15 742	16 408

Total assets have increased by about NOK 1.3 billion from the end of the first quarter, mainly due to an increase in the value of energy contracts. Balance sheet items related to the energy portfolio (energy contracts and embedded derivatives) amount to a net value of about NOK 6.7 billion as of 30 June 2008.

Total assets have not changed significantly from the beginning of the year. The value increase of energy contracts has resulted in increased assets of about NOK 2.3 billion, but this is offset by impairments made in the first quarter and by the fact that investments are lower than the ordinary depreciation.

Assets which will be sold have, as previously, been posted according to the rules in IFRS 5 – Non-current assets held for sale and discontinued operations. The assets in Korea and at Steti, NOK 4.4 billion in total, have been reclassified into other current assets in the second quarter of 2008. The book value of the main office property at Oxenøen, NOK 192 million, was reclassified in the same way in the first quarter of 2008. A reclassification has also been made on the liability side of the balance sheet, under the same regulations, and NOK 1 billion has been reclassified into other short-term liabilities.

Net interest-bearing debt is almost the same as of 30 June 2008 as it was at 31 March 2008. The gearing ratio (net interest-bearing debt/equity) has been reduced from 1.12 at the end of the first quarter to 1.07 as of 30 June 2008. The pro forma gearing ratio is calculated at 0.80 following the completion of the sale of the mills in Korea and one property in Norway.

The available liquidity, including undrawn credit facilities, was NOK 5.1 billion as of 30 June 2008. This does not include an undrawn credit facility of USD 500 million which falls due in April 2009, i.e it falls due in less than a year. As stated elsewhere in the report, this facility will be cancelled in connection with the sale of the activities in Korea. The average time to maturity for the debt was 5.5 years as of 30 June 2008. Remaining debt falling due in the second half of 2008 is somewhat below NOK 900 million and consists mainly of local loans in Asia, of which some will be repaid in connection with the sale of the mills in Korea, and the remaining will be rolled over.

Segment information Operations and market conditions

Norske Skog's total production and deliveries in the second quarter was 3 – 4 per cent higher than in the first quarter. In first half of 2008, the deliveries were marginally higher than during the same period in 2007, but the production was 4 per cent lower due to production curtailments implemented in 2008.

Newsprint total - Key figures

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	4 659	4 427	5 194	9 086	10 099
Gross operating earnings	NOK mill.	525	403	1 056	928	2 136
Gross operating earnings after depreciation	NOK mill.	9	(193)	504	(184)	1 024
Gross operating margin	%	11.3	9.1	20.3	10.2	21.2
Deliveries	1 000 tonnes	1 177	1 143	1 182	2 320	2 305
Production	1 000 tonnes	1 182	1 132	1 218	2 314	2 414
Production/capacity	%	95	90	97	92	96

The main segment Newsprint has a somewhat better result in the second quarter of 2008 than in the first quarter, but the result is still weak. All geographical regions have improved their results to some extent, and the improvements are mainly the result of higher volumes and somewhat higher prices in South America and in several Asian markets. There is also a certain positive effect from higher volumes.

The result in the first half of 2008 is significantly weaker than in the first half of 2007. This is due to lower prices in Europe, substantial cost increases on input factors and lower production volumes.

Globally, the estimated newsprint demand for the period January to May 2008 is about 1.5 per cent lower than for the same period last year. There is still a substantial reduction in the demand in North America and to some extent also in Europe, whereas the growth in Asia and South America is good.

Newsprint Europe - Key figures

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	1 942	1 823	2 201	3 765	4 357
Gross operating earnings	NOK mill.	175	169	480	345	954
Gross operating earnings after depreciation	NOK mill.	(19)	(36)	301	(55)	592
Gross operating margin	%	9.0	9.3	21.8	9.2	21.9
Deliveries	1 000 tonnes	505	470	517	975	1 014
Production	1 000 tonnes	512	480	537	992	1 073
Production/capacity	%	94	86	97	90	97

The result in the second quarter of 2008 was marginally better than in the first quarter, mainly due to slightly higher volumes.

The result in the first half of 2008 is significantly weaker than in the first half of 2007. In this time-frame, the achieved average price measured in NOK is 10 per cent lower, due to about 5 per cent lower prices measured in local currency and a stronger NOK, especially against GBP and USD. In addition, sales and production volumes were lower and costs slightly higher in the first half of 2008 than in the first half of 2007. When comparing the operating earnings after depreciation against last year's figures, it must be taken into account that the depreciation is higher in 2008 as a result of reduced remaining life for parts of the machine portfolio.

Price levels in Europe are stable, but newsprint demand in Europe was 3.5 per cent lower in the first half of 2008 compared with first half of 2007. Imports from Canada are significantly lower than last year.

Newsprint Asia - Key figures

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	1 275	1 267	1 408	2 541	2 789
Gross operating earnings	NOK mill.	134	89	238	223	535
Gross operating earnings after depreciation	NOK mill.	15	(95)	57	(80)	206
Gross operating margin	%	10.5	7.0	16.9	8.8	19.2
Deliveries	1 000 tonnes	379	384	392	763	756
Production	1 000 tonnes	388	372	391	760	780
Production/capacity	%	96	92	97	94	97

The result in the second quarter of 2008 is a little better than in the first quarter. This is mainly due to implemented price increases in China and several other Asian markets. For Norske Skog's mills in China, the achieved sales price measured in NOK is about 10 per cent higher in the second quarter than in the first quarter. Recovered paper prices show a continued rising trend.

The result in the first half of 2008 is significantly weaker than in first half of 2007. The main cause of this is the about 10 per cent lower price measured in NOK, and cost increases, primarily for recovered paper.

Market developments in Asia are good for newsprint, with an estimated increase in demand of about 7 per cent in the period January to May 2008 compared with the corresponding period last year when Japan is excluded.

Newsprint Australasia - Key figures

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	977	953	941	1 929	1 884
Gross operating earnings	NOK mill.	167	140	262	306	513
Gross operating earnings after depreciation	NOK mill.	(5)	(35)	87	(40)	164
Gross operating margin	%	17.0	14.7	27.9	15.9	27.3
Deliveries	1 000 tonnes	222	219	196	441	390
Production	1 000 tonnes	212	206	213	418	411
Production/capacity	%	97	94	97	95	94

The result in the second quarter of 2008 is a little better than in the first quarter. This is due to lower energy prices in New Zealand and lower distribution cost than in the first quarter when some export sales to India and other markets were included. The energy prices for Norske Skog Tasman in New Zealand will stabilise at a competitive level from September 2008, due to a new long-term energy contract based on geothermal energy.

The result in the first half of 2008 is strongly reduced compared with the first half of last year, mainly due to lower prices in Australia from 1 July 2007 and lower prices in New Zealand from 1 January 2008.

The underlying consumption in Australasia is somewhat down compared to last year. The price formula in the long-term delivery agreements will cause a price reduction of 7 per cent in Australia from 1 July 2008.

Newsprint - South America

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	295	270	347	564	661
Gross operating earnings	NOK mill.	35	2	80	37	150
Gross operating earnings after depreciation	NOK mill.	5	(29)	37	(24)	63
Gross operating margin	%	11.9	0.8	23.1	6.6	22.6
Deliveries	1 000 tonnes	71	68	77	139	145
Production	1 000 tonnes	70	73	77	143	150
Production/capacity	%	90	94	99	92	96

The result in the second quarter of 2008 is better than the first quarter, mainly due to higher prices. There is a continued strong cost pressure.

The result in the first half of 2008 is strongly reduced compared with the first half of 2007. Measured in NOK, it has been about 11 per cent lower sales prices, and in addition a strong increase in both wood and energy prices.

The demand development in Brazil and several other South American countries is good, with an estimated increase of about 14 per cent in the period January to May 2008 compared with 2007. It is assumed that there has been som stock building with customers in this time frame.

Magazine paper - Key figures

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	1 642	1 514	1 522	3 157	3 119
Gross operating earnings	NOK mill.	130	155	147	284	300
Gross operating earnings after depreciation	NOK mill.	22	43	2	64	(3)
Gross operating margin	%	7.9	10.2	9.7	9.0	9.6
Deliveries	1 000 tonnes	325	298	296	624	600
Production	1 000 tonnes	335	337	322	672	630
Production/capacity	%	96	97	93	97	91

The result in the second quarter of 2008 remains weak. The quarter has seen lower production at one of the mills with associated higher costs, and in addition, there have been somewhat higher energy costs.

The weakened result in the first half of 2008, compared with last year, is mainly due to cost increases on input factors and the effects of a weaker USD. This is to some degree offset by higher volumes. Depreciation in 2008 is lower than last year due to impairments at Norske Skog Saugbrugs in the fourth quarter of 2007.

Magazine paper demand in Europe has had a positive development, with increases in the first half of 2008 of 7 per cent for SC (uncoated) magazine paper and 2.5 per cent for CMR (coated) magazine paper. The market balance has improved significantly, and price increases of 5-7 per cent will be implemented as of the third quarter.

Energy - Key figures

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	289	418	252	708	536
Gross operating earnings	NOK mill.	(16)	(5)	(10)	(21)	(32)
Gross operating earnings after depreciation	NOK mill.	(16)	(5)	(10)	(21)	(32)
Operating earnings IFRS	NOK mill.	1 316	981	(221)	2 297	(581)

The gross operating earnings for the segment include realised result elements from energy trading in Norway. For accounting purposes, purchase of energy in Norway is recognised as an input cost in the segment, with resale at contract prices to the Norwegian mills.

Operating earnings under IFRS in the energy segment include the previously described changes in value of energy contracts and embedded derivatives.

Other activities - Key figures

		Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	NOK mill.	941	923	940	1 864	1 808
Gross operating earnings	NOK mill.	(38)	(63)	(69)	(102)	(126)
Gross operating earnings after depreciation	NOK mill.	(50)	(76)	(86)	(127)	(160)

The segment includes group functions and various non-allocated costs, in addition purchase and resale of wood and to some degree also purchase and resale of recovered paper.

Health and safety

The H value (injuries with absence per million working hours) was 1.4 in the 12-month period from 1 July 2007 to 30 June 2008, equal to the 12-month period which ended 30 March 2008. Three of the mills had zero injuries in the last measuring period, and in June, Norske Skog Boyer achieved four years without injuries.

Events in the first half of 2008 and until the presentation of second quarter figures

DEBT REDUCTION, SALE OF BUSINESSES AND SHUTDOWN OF PRODUCTION CAPACITY

One of Norske Skog's main priorities is to reduce debt by generating sufficient cash flow from operations and transactions.

In late June, Norske Skog entered into an agreement to sell the wholly owned subsidiary Norske Skog Korea Co. Ltd. to Morgan Stanley Private Equity Asia and Shinhan Private Equity. The transaction comprises the two mills Jeonju and Cheongwon. The total value of the transaction is KRW (Korean won) 850 billion, which is equivalent to approximately NOK 4.3 billion or USD 820 per tonne production capacity. The sale is not expected to have any significant effects on the result.

Implementation of the transaction is contingent on approval by the Korean competition authorities, the approval of some of Norske Skog's lenders as well as other customary closing conditions that apply in connection with such agreements. Approval has been received from the competition authorities, as well as the necessary lenders. A few factors must still be clarified before the agreement can be implemented.

Approval from lenders largely relates to the bank syndicate which has provided a credit facility of EUR 400 million for Norske Skog. This facility is currently undrawn and runs until 2012. An agreement has been entered into with the lenders which entails that no cash dividend must be disbursed or shares repurchased, and that annual investments must be limited to a maximum of NOK 1.5 billion until a loan of EUR 500 million which falls due in February 2010 is renegotiated or repaid. A decision has also been made to cancel an undrawn credit facility of USD 500 million which runs until 2009, and the annual payment for a credit facility of EUR 400 million which runs until 2012 has been increased. The terms of the agreement between Norske Skog and the lenders will take effect upon implementation of the sale of Norske Skog Korea Co. Ltd.

Key figures for the Korean units which have been agreed sold are shown in the table below.

After the end of the first half of 2008, an agreement has been entered into for the sale of two properties in Norway, of which one will be recognised in the third quarter accounts. The total agreed sales price is NOK 115 million. The gain compared with the book value is about NOK 110 million, of which NOK 40 million will be booked in the third quarter and the remaining will according to plan be booked in 2009.

An agreement has also been entered into for the sale of the shut-down paper machine at Norske Skog Steti. No significant gain or loss is expected from this sale, which will formally be completed in 2009.

SHUTDOWN OF PRODUCTION CAPACITY

In its meeting on 12 March, the corporate assembly authorised the board of directors to implement the shutdown of newsprint production capacity totalling 450,000 tonnes. This includes the following mills/paper machines: Permanent shutdown of Norske Skog Steti (130,000 tonnes), indefinite shutdown of PM2 at Norske Skog Follum (130,000 tonnes), and indefinite shutdown of Norske Skog Cheongwon (190,000 tonnes). There have been temporary production shutdowns at several Norske Skog mills in recent years. The production capacity is not efficiently utilised, and the continued surplus capacity has contributed to a weak price development. As previously assumed, the shutdown of Norske Skog Steti and PM 2 at Norske Skog Follum was carried out during the second quarter, while the activities at Cheongwon in Korea will be continued by the new owner.

The shutdowns entailed impairments of NOK 940 million, which have been included in the accounts for the first quarter of 2008. The shutdown of Norske Skog Steti and PM 2 at Norske Skog Follum will result in reduced fixed costs of about NOK 150 million. In addition, a contribution margin improvement of about NOK 250 million has been estimated as a result of other mills with low variable costs taking over parts of the production and sales volumes from the units which are shut down. A provision of NOK 180 million has been made in the accounts for the first quarter of 2008 for severance pay in connection with the staff reductions resulting from the shutdowns.

After the sale of the two mills in Korea and the shutdown of Steti and PM 2 at Follum, Norske Skog's total annual production capacity is 5 225 000 tonnes of newsprint and magazine paper.

HALTING THE PISA PM 2 PROJECT

In March 2008, the board of Norske Skog decided to halt the building of paper machine number two at Norske Skog Pisa in Brazil, as the project would have become significantly more expensive than assumed.

Key figures Korea

		Q2 2008	Q1 2008	YTD 2008*)	YTD 2007	FULL YEAR 2007
Operating revenue	NOK mill.	804	845	1 649	1 946	3 814
Gross operating earnings	NOK mill.	105	83	188	459	718
Gross operating earnings after depreciation	NOK mill.	38	(46)	(8)	248	286
Net profit	NOK mill.	(4)	(625)	(629)	149	144
Total assets	NOK mill.	4 526	4 898	4 526	6 927	6 003

*) Net profit during the first half of 2008 contain impairments and provisions of NOK 685 million in total, of which NOK 674 million in the first quarter.

The project, which was adopted in December 2006, consisted of moving one of the used paper machines from the closed down paper mill Norske Skog Union in Norway to Norske Skog Pisa in Brazil. The original cost limit was USD 210 million, while the estimated project cost in March 2008 was USD 380 million. The increase is mainly due to strong cost increases in Brazil, currency factors and the fact that the original budget was too low.

Parts of the project, which will benefit the existing part of Norske Skog Pisa, will be completed. The paper machine itself will be stored at Norske Skog Pisa. The project can therefore be restarted at a later date, should it prove economically justifiable.

Halting the project has incurred termination costs of NOK 363 million which have been included under "Other gains and losses" in the accounts for the first half of 2008 (of which NOK 17 million in the second quarter), in addition to impairments of NOK 353 million in the accounts for the first half of 2008 (of which NOK 34 million in the second quarter). The total costs amount to NOK 716 million, but when assessing the overall economic effect, the positive cash flow from currency hedging of NOK 131 million related to the project must also be taken into consideration.

The board of directors wanted an independent review of the Pisa PM2 project to avoid similar incidents in the future, and the audit firm Ernst & Young was retained to prepare a report. The report has now been presented and conclusions and recommendations are in line with the companys own evaluation. Based on the content in the report the board and administration will keep working with actions to avoid similar incidents in the future.

POSSIBLE SALE OF SURPLUS ENERGY IN BRAZIL

In connection with Norske Skog's plans to move a paper machine to the Pisa factory in Brazil, a long-term delivery agreement for energy supply was entered into with a Brazilian company. After the planned project was halted, Norske Skog is now in a situation where it has surplus energy in the period up to and including 2025. Norske Skog has reached agreement with the supplier so that the surplus energy can be sold in the Brazilian energy market. This requires the approval of the Brazilian authorities, and an assessment of the accounting value will be made when the license has been granted.

REFINANCING AND PURCHASE OF MINORITY INTERESTS IN HEBEI

The newsprint mill in Hebei in China is formally owned by the company Norske Skog Long-Teng Paper Co. Ltd. This company was previously owned 80 per cent by Norske Skog. An extensive refinancing of the company's external debt has been carried out, and in this connection, the minority ownership interest has been purchased at a price equal to the original capital contribution. The activities in Hebei will now be wholly owned.

CHANGED CREDIT RATING

The rating agency Moody's downgraded Norske Skog's debt from Ba2 to B1 on 2 April, i.e. two notches. The "Negative Outlook" is maintained. Standard and Poor's downgraded Norske Skog from BB to BB- on 21 April and Norske Skog was put on Credit Watch.

None of Norske Skog's current loans has terms linked to rating level. The price level for future refinancing will, however, be affected.

BIOFUEL

The company Xynergo was established in June 2008 to build a prototype facility for the production of synthetic diesel based on wood at Norske Skog Follum. Such diesel will be almost CO_2 neutral. The production of fuel based on wood also means that the raw materials do not conflict or compete with food production. Norske Skog owns 71 per cent of the shares in Xynergo and other shareholders are three regional forest owner associations as well as Statskog. The share capital initially amounts to NOK 30 million and will be paid up during the third quarter.

NORSKE SKOG'S GOVERNING BODIES

Election of new members of the corporate assembly and election committee took place during the general meeting on 24 April. Following the election, the following are the shareholder-elected members of the corporate assembly: Tom Ruud, chair, Helge Evju, deputy chair, Emil Aubert, Ann Kristin Brautaset, Thorleif Enger, Ove Gusevik, Kirsten Idebøen, Even Mengshoel, Tom Rathke, Christian Ramberg, Otto Søberg and Karen Helene Ulltveit-Moe.

The following are the shareholder-elected deputy members: Svein Haare, Ole H. Bakke, Kjersti Narum and Uta Stoltenberg.

The employee representatives in the corporate assembly are not up for election in 2008.

The new election committee consists of Tom Ruud (chair), Ole H. Bakke, Henrik A. Christensen and Otto Søberg.

In the meeting of Norske Skog's corporate assembly on 7 May, Kim Wahl, Halvor Bjørken, Gisèle Marchand and Ingrid Wiik were re-elected as board members. Øystein Stray Spetalen, Svein Rennemo and Wenche Holen were elected as new board members. Kim Wahl has been re-elected as chair of the board and Øystein Stray Spetalen has been elected deputy chair of the board. The new board took office as of the second quarter of 2008.

REPEAL OF SECTION 9 OF THE BYLAWS

The general meeting decided to repeal Section 9 of the bylaws so that amendments to the bylaws hereafter take place according to the ordinary provisions of the Limited Liability Companies Act, i.e. with a two-thirds majority.

Shares

As of 30 June 2008, the foreign ownership was 37.6 per cent, against 41 per cent as of 31 March 2008 and 49 per cent at year-end. A total of 494 million Norske Skog shares were traded in the first half of 2008.

In early February, the US unit trust Third Avenue Management flagged an ownership of Norske Skog shares exceeding 5 per cent. At the end of July, the Goldman Sachs Group (London) flagged a direct and indirect ownership of 5.55 per cent of the shares.

Organisation

In the winter of 2008 it was decided to implement an extensive staff reduction and restructuring at the main office. This has mostly been completed. The objective is to achieve annual cost reductions of NOK 150 million with full effect from 2009.

CFO Andreas Enger left his position in late May. He will continue to work for the company until the end of 2008, and has taken up a new position with special responsibility for implementing the ongoing restructuring of the company. In July, it was announced that the new CFO would be Audun Røneid, whose first day at work will be agreed upon later. He has previously worked for Kværner Ships Equipment, Aker Yards, Kværner Oil and Gas, Jotun and Davie Yards. In the period until Røneid takes up his position, vice president of strategy, Rune Gjessing, will be the acting CFO.

Risks

Norske Skog maps and manages operational and financial risk factors systematically. The most important operational risk factors are related to sales volumes for newsprint and magazine sales prices, as well as the price development for important input factors such as wood, recovered paper and energy.

The financial risk management mainly comprises currency, interest and liquidity risk. The annual report for 2007 provides a comprehensive description of risks and risk management.

Closely related parties

Some of the company's shareholders are forest owners which deliver wood to the company's mills in Norway. All transactions with closely related parties take place at regular market conditions. No board members receive remuneration for their work for the company from others than the company.

Outlook for the second half of 2008

The board emphasises that there is significant uncertainty as regards future prospects.

The accounts for the second half of 2008 will be affected by Norske Skog's activities in Korea having been [agreed] sold, as well as by the shutdowns implemented in Europe. Shutdowns and staff reductions at the main office will result in reduced fixed costs

The price trend for newsprint in Asia and for magazine paper in Europe is expected to be good, with associated price increases. Newsprint prices measured in local currency will be stable in Europe, but the development in demand is more uncertain. In Australia, the prices are 7 per cent lower as of 1 July 2008.

There is reason to expect continued high prices on input factors, with a risk of additional price increases beyond the current level.

Declaration from the board and CEO

We confirm, to the best of our knowledge, that the condensed set of financial statements for the period 1 January to 30 June 2008 has been prepared in accordance with IAS 34 - Interim Financial Reporting and gives a true and fair view of the Norske Skog Group's assets, liabilities, financial position and income statement as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

Lysaker, 6 August 2008

The Board of Directors of Norske Skogindustrier ASA

Kim Wahl
Chair

Øystein Stray Spetalen
Deputy chair

Trond Andersen
Board member

Halvor Bjørken
Board member

Stein-Roar Eriksen
Board member

Wenche Holen
Board member

Gisèle Marchand
Board member

Svein Rennemo
Board member

Ingrid Wiik
Board member

Kåre Leira
Board member

Christian Rynning-Tønnesen
CEO



INTERIM FINANCIAL STATEMENTS SECOND QUARTER 2008

INCOME STATEMENT

	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Operating revenue	**6 528**	**6 269**	**6 794**	**12 797**	**13 520**
Distribution costs	(600)	(579)	(585)	(1 179)	(1 177)
Cost of materials	(3 961)	(3 913)	(3 856)	(7 874)	(7 728)
Change in inventories	44	120	280	165	586
Employee benefit expenses	(884)	(874)	(841)	(1 758)	(1 760)
Other operating expenses	(528)	(534)	(663)	(1 062)	(1 137)
Gross operating earnings	**601**	**489**	**1 129**	**1 089**	**2 305**
Depreciations	(636)	(721)	(713)	(1 357)	(1 448)
Gross operating earnings after depreciations	**(35)**	**(232)**	**416**	**(267)**	**856**
Restructuring expenses	0	(198)	0	(198)	(0)
Other gains and losses	1 336	694	(206)	2 031	(589)
Impairments	(32)	(1 254)	26	(1 286)	26
Operating earnings	**1 269**	**(990)**	**236**	**279**	**293**
Share of profit in associated companies	3	(1)	17	1	30
Financial items	(275)	(117)	(80)	(393)	(285)
Profit before taxes	**996**	**(1 108)**	**173**	**(112)**	**38**
Taxes	(301)	142	(52)	(159)	(16)
Net profit	**695**	**(966)**	**121**	**(271)**	**22**
Attributable to minority interests	(11)	(11)	(14)	(21)	(19)
Attributable to equity holders of the company	706	(955)	135	(250)	41
Earnings per share	3.74	(5.04)	0.71	(1.32)	0.22

BALANCE SHEET

	30 JUN 2008	31 MAR 2008	31 DEC 2007	30 JUN 2007
Deferred tax asset	8	12	11	89
Other intangible assets	189	200	132	2 964
Property, plant and equipment	21 646	25 676	28 401	32 273
Investment in associated companies	224	223	234	340
Other non-current assets	489	750	529	35
Total non-current assets	**22 556**	**26 861**	**29 307**	**35 701**
Inventories	2 610	2 895	2 731	3 259
Receivables	3 120	3 666	3 811	3 994
Cash and cash equivalents	1 993	1 982	1 792	2 222
Other current assets	13 168	6 704	5 619	1 895
Total current assets	**20 891**	**15 247**	**13 953**	**11 370**
Total assets	**43 447**	**42 108**	**43 260**	**47 071**
Paid-in equity	12 310	12 297	12 310	12 322
Retained earnings	2 334	1 725	3 282	4 397
Minority interests	223	356	365	426
Total equity	**14 867**	**14 378**	**15 957**	**17 145**
Pension obligations	483	529	519	511
Deferred tax	1 922	1 776	2 033	1 505
Interest bearing non-current liabilities	16 618	17 153	17 294	17 961
Other non-current liabilities	1 682	1 764	1 687	1 882
Total non-current liabilities	**20 706**	**21 222**	**21 533**	**21 859**
Interest-bearing current liabilities	1 005	1 075	1 141	3 002
Trade and other payables	4 127	4 460	3 702	3 642
Tax payable	84	89	73	167
Other current liabilities	2 658	884	854	1 256
Total current liabilities	**7 874**	**6 508**	**5 770**	**8 067**
Total liabilities	**28 580**	**27 730**	**27 303**	**29 926**
Total equity and liabilities	**43 447**	**42 108**	**43 260**	**47 071**

CASH FLOW

	Q2 2008	Q1 2008	Q2 2007	YTD 2008	YTD 2007
Cash flow from operating activities					
Cash generated from operations	6 609	6 332	6 740	12 941	13 467
Cash used in operations	(5 863)	(5 540)	(6 095)	(11 403)	(11 991)
Cash from net financial items	(422)	65	(327)	(357)	(574)
Paid taxes	(30)	(25)	(52)	(55)	(29)
Net cash flow from operating activities	**295**	**832**	**266**	**1 127**	**873**
Cash flow from investing activities					
Investments in operational fixed assets	(272)	(390)	(499)	(662)	(698)
Sales of operational fixed assets	36	105	1	141	2
Net cash from purchase of shares in companies	(127)	0	0	(127)	0
Net cash flow from investing activities	**(363)**	**(285)**	**(498)**	**(648)**	**(696)**
Cash flow from financing activities					
Net change in long-term liabilities	65	(204)	3 737	(139)	3 719
Net change in current liabilities	(50)	(57)	469	(107)	187
Purchase/sale own shares	12	(15)	0	(3)	0
Dividend received	0	0	0	0	0
Dividend paid	0	0	(1 049)	0	(1 049)
Net cash flow from financing activities	**27**	**(276)**	**3 157**	**(249)**	**2 857**
Translation differences	(6)	(16)	(17)	(12)	(19)
Total change in liquid assets	**(48)**	**255**	**2 908**	**218**	**3 015**

CHANGES IN EQUITY

	Paid-in equity	Retained earnings	Minority interests	Total equity
Equity 1 January 2008	**12 310**	**3 282**	**365**	**15 957**
Currency translation adjustment and other	0	(698)	(121)	(819)
Net profit for the period	0	(250)	(21)	(271)
Equity 30 June 2008	**12 310**	**2 334**	**223**	**14 867**

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Accounting Principles

The interim financial statements of Norske Skog have been prepared in accordance with IAS 34 Interim Financial Reporting

The accounting policies applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements for the year ended 31 December 2007.

The Group implemented IFRS 8 Operating Segments in first quarter 2008. The implementation is described in more detail below.

Due to rounding adjustments, the numbers in one or more columns may not add up to the total of that column.

The interim financial statements are unadited.

IMPLEMENTATION OF IFRS 8 OPERATING SEGMENTS

IASB issued in November 2006 IFRS 8 Operating Segments. The standard replaces IAS 14 Segment Reporting and becomes mandatory for accounting periods beginning on or after 1 January 2009. Earlier adoption is permitted.

Norske Skog has implemented IFRS 8 in first quarter 2008. Comparative figures for 2007 have been restated in accordance with the revised segment structure, to the extent this information has been available.

The activities in the group are under IFRS 8 divided into three operating segments; Newsprint, Magazine paper and Energy. The segment selection is based on product and on the organizational structure used in the group to evaluate performance and make decisions on resource allocation.

The group has 18 fully or partly owned mills on four continents. Two of the mills produce only magazine paper, two are producing both magazine paper and newsprint and 14 are producing newsprint only. Both the Newsprint and the Magazine paper segment represent an aggregation of the paper machines in the group producing the two paper products.

The Energy segment includes primarily purchase and sale of energy to the Norwegian entities in the group and the fair value of certain energy contracts and embedded derivatives in energy contracts.

Activities in the group that do not fall into any of the three operating segments are presented under Other activities.

Recognition and measurement applied in the segment reporting are consistent with the accounting policies of the annual financial statements for the year ended 31 December 2007.

2. Operating Segments

INCOME STATEMENT PER OPERATING SEGMENT – Q2 2008	**Newsprint**	**Magazine paper**	**Energy**	**Other activities**	**Eliminations/ reclass.**	**Norske Skog Group**
Operating revenue	**4 659**	**1 642**	**289**	**941**	**(1 004)**	**6 528**
Distribution costs	(410)	(163)	0	(26)	0	(600)
Cost of materials	(2 791)	(988)	(305)	(768)	891	(3 961)
Change in inventories	1	46	0	(2)	0	44
Employee benefit expenses	(538)	(255)	0	(91)	0	(884)
Other operating expenses	(395)	(153)	(0)	(92)	112	(528)
Gross operating earnings	**525**	**130**	**(16)**	**(38)**	**0**	**601**
Depreciations	(516)	(108)	0	(12)	0	(636)
Gross operating earnings after depreciations	**9**	**22**	**(16)**	**(50)**	**0**	**(35)**
Restructuring expenses	0	0	0	0	0	0
Other gains and losses	1	4	1 332	0	0	1 336
Impairments	(32)	0	0	0	0	(32)
Operating earnings	**(22)**	**25**	**1 316**	**(50)**	**0**	**1 269**

INCOME STATEMENT PER OPERATING SEGMENT – YTD 2008	**Newsprint**	**Magazine paper**	**Energy**	**Other activities**	**Eliminations/ reclass.**	**Norske Skog Group**
Operating revenue	**9 086**	**3 157**	**708**	**1 864**	**(2 018)**	**12 797**
Distribution costs	(801)	(323)	0	(55)	0	(1 179)
Cost of materials	(5 438)	(1 981)	(728)	(1 517)	1 790	(7 874)
Change in inventories	(40)	218	0	(14)	0	165
Employee benefit expenses	(1 083)	(491)	0	(184)	0	(1 758)
Other operating expenses	(797)	(296)	(0)	(197)	227	(1 062)
Gross operating earnings	**928**	**284**	**(21)**	**(102)**	**0**	**1 089**
Depreciations	(1 112)	(220)	0	(25)	0	(1 357)
Gross operating earnings after depreciations	**(184)**	**64**	**(21)**	**(127)**	**0**	**(267)**
Restructuring expenses	(180)	0	0	(18)	0	(198)
Other gains and losses	(287)	(1)	2 318	1	0	2 031
Impairments	(1 293)	0	0	7	0	(1 286)
Operating earnings	**(1 945)**	**63**	**2 297**	**(136)**	**0**	**279**

INCOME STATEMENT PER OPERATING SEGMENT –YTD 2007	**Newsprint**	**Magazine paper**	**Energy**	**Other activities**	**Eliminations/ reclass.**	**Norske Skog Group**
Operating revenue	**10 099**	**3 119**	**536**	**1 808**	**(2 042)**	**13 520**
Distribution costs	(826)	(330)	0	(21)	0	(1 177)
Cost of materials	(5 581)	(1 840)	(568)	(1 600)	1 861	(7 728)
Change in inventories	408	113	0	66	(1)	586
Employee benefit expenses	(1 124)	(474)	0	(162)	0	(1 760)
Other operating expenses	(840)	(288)	0	(217)	208	(1 137)
Gross operating earnings	**2 136**	**300**	**(32)**	**(126)**	**26**	**2 305**
Depreciations	(1 112)	(303)	0	(34)	1	(1 448)
Gross operating earnings after depreciations	**1 024**	**(3)**	**(32)**	**(160)**	**27**	**856**
Restructuring expenses	0	0	0	0	0	0
Other gains and losses	(4)	0	(549)	(10)	(26)	(589)
Impairments	0	0	0	26	0	26
Operating earnings	**1 020**	**(3)**	**(581)**	**(144)**	**1**	**293**

NEWSPRINT

Income statement	**Q2 2008**	**Q1 2008**	**Q2 2007**	**YTD 2008**	**YTD 2007**
Operating revenue	4 659	4 427	5 194	9 086	10 099
Distribution costs	(410)	(391)	(418)	(801)	(826)
Cost of materials	(2 791)	(2 646)	(2 870)	(5 438)	(5 581)
Change in inventories	1	(40)	172	(40)	408
Employee benefit expenses	(538)	(545)	(518)	(1 083)	(1 124)
Other operating expenses	(395)	(402)	(504)	(797)	(840)
Gross operating earnings	**525**	**403**	**1 056**	**928**	**2 136**
Depreciations	(516)	(596)	(552)	(1 112)	(1 112)
Gross operating earnings after depreciations	**9**	**(193)**	**504**	**(184)**	**1 024**
Restructuring expenses	0	(180)	9	(180)	0
Other gains and losses	1	(286)	(5)	(287)	(4)
Impairments	(32)	(1 261)	0	(1 293)	0
Operating earnings	**(22)**	**(1 920)**	**508**	**(1 945)**	**1 020**
Key Figures					
Gross operating margin (%)	11.3	9.1	20.3	10.2	21.2
Production / Capacity	95	90	97	92	96
Operating Revenue per region					
Europe	1 942	1 823	2 201	3 765	4 357
Asia	1 275	1 267	1 408	2 541	2 789
Australasia	977	953	941	1 929	1 884
South America	295	270	347	564	661
Other activities Newsprint	1 471	1 255	1 422	2 726	2 812
Eliminations	(1 300)	(1 140)	(1 124)	(2 440)	(2 404)
Total	**4 659**	**4 427**	**5 194**	**9 086**	**10 099**
Gross operating earnings per region					
Europe	175	169	480	345	954
Asia	134	89	238	223	535
Australasia	167	140	262	306	513
South America	35	2	80	37	150
Other activities Newsprint	15	2	(4)	17	(16)
Eliminations	0	0	0	0	0
Total	**525**	**403**	**1 056**	**928**	**2 136**
Production per region					
Europe	512	480	537	992	1 073
Asia	388	372	391	760	780
Australasia	212	206	213	418	411
South America	70	73	77	143	150
Total	**1 182**	**1 132**	**1 218**	**2 314**	**2 414**
Deliveries per region					
Europe	505	470	517	975	1 014
Asia	379	384	392	763	756
Australasia	222	219	196	441	390
South America	71	68	77	139	145
Total	**1 177**	**1 143**	**1 182**	**2 320**	**2 305**

MAGAZINE PAPER

Income Statement	**Q2 2008**	**Q1 2008**	**Q2 2007**	**YTD 2008**	**YTD 2007**
Operating revenue	1 642	1 514	1 522	3 157	3 119
Distribution costs	(163)	(160)	(157)	(323)	(330)
Cost of materials	(988)	(993)	(924)	(1 981)	(1 840)
Change in inventories	46	172	103	218	113
Employee benefit expenses	(255)	(236)	(243)	(491)	(474)
Other operating expenses	(153)	(143)	(154)	(296)	(288)
Gross operating earnings	**130**	**155**	**147**	**284**	**300**
Depreciations	(108)	(112)	(145)	(220)	(303)
Gross operating earnings after depreciations	**22**	**43**	**2**	**64**	**(3)**
Restructuring expenses	0	0	0	0	0
Other gains and losses	4	(4)	2	(1)	0
Impairments	0	0	0	0	0
Operating earnings	**25**	**38**	**4**	**63**	**(3)**
Key Figures					
Gross operating margin (%)	7.9	10.2	9.7	9.0	9.6
Production / Capacity	96	97	93	97	91
Deliveries and production					
Production	335	337	322	672	630
Deliveries	325	298	296	624	600

ENERGY

Income Statement	**Q2 2008**	**Q1 2008**	**Q2 2007**	**YTD 2008**	**YTD 2007**
Operating revenue	289	418	252	708	536
Distribution costs	0	0	0	0	0
Cost of materials	(305)	(423)	(262)	(728)	(568)
Change in inventories	0	0	0	0	0
Employee benefit expenses	0	0	0	0	0
Other operating expenses	0	0	0	0	0
Gross operating earnings	**(16)**	**(5)**	**(10)**	**(21)**	**(32)**
Depreciations	0	0	0	0	0
Gross operating earnings after depreciations	**(16)**	**(5)**	**(10)**	**(21)**	**(32)**
Restructuring expenses	0	0	0	0	0
Other gains and losses	1 332	986	(211)	2 318	(549)
Impairments	0	0	0	0	0
Operating earnings	**1 316**	**981**	**(221)**	**2 297**	**(581)**

OTHER ACTIVITIES

Income Statement	**Q2 2008**	**Q1 2008**	**Q2 2007**	**YTD 2008**	**YTD 2007**
Operating revenue	941	923	940	1 864	1 808
Distribution costs	(26)	(28)	(10)	(55)	(21)
Cost of materials	(768)	(749)	(812)	(1 517)	(1 600)
Change in inventories	(2)	(12)	5	(14)	66
Employee benefit expenses	(91)	(93)	(80)	(184)	(162)
Other operating expenses	(92)	(104)	(112)	(197)	(217)
Gross operating earnings	**(38)**	**(63)**	**(69)**	**(102)**	**(126)**
Depreciations	(12)	(13)	(17)	(25)	(34)
Gross operating earnings after depreciations	**(50)**	**(76)**	**(86)**	**(127)**	**(160)**
Restructuring expenses	0	(18)	(13)	(18)	0
Other gains and losses	0	0	(10)	1	(10)
Impairments	0	7	26	7	26
Operating earnings	**(50)**	**(87)**	**(83)**	**(136)**	**(144)**
Operating revenue					
Recovered Paper	397	414	367	812	673
Real estate activities	8	6	0	14	0
Corporate functions	88	94	83	182	163
Miscellaneous	458	425	502	883	995
Eliminations	(10)	(16)	(12)	(26)	(23)
Total	**941**	**923**	**940**	**1 864**	**1 808**
Gross operating earnings					
Recovered Paper	6	5	7	11	13
Real estate activities	3	(1)	0	2	0
Corporate functions	(43)	(73)	(37)	(116)	(111)
Miscellaneous	(4)	6	(38)	0	(28)
Eliminations	0	0	0	0	0
Total	**(38)**	**(63)**	**(69)**	**(102)**	**(126)**

3. Financial Items

	Q2 2008	**Q1 2008**	**Q2 2007**	**YTD 2008**	**YTD 2007**
Net interest costs	(270)	(291)	(261)	(561)	(519)
Interest rate derivatives	59	41	19	100	21
Realized currency gains / losses cash flow hedge	124	145	81	269	9
Unrealized currency gains / losses cash flow hedge	(131)	(50)	51	(181)	204
Other currency gains / losses	(13)	79	55	66	57
Other financial items	(45)	(41)	(27)	(86)	(58)
Total	**(275)**	**(117)**	**(80)**	**(393)**	**(285)**

4. Assets Held for Sale

The Group's activities in the Czech Republic and in South Korea are in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations classified as disposal groups. Consequently, all assets and liabilities related to these activities are measured at the lower of carrying amount and fair value less costs to sell. In the condensed balance sheet presented in the interim financial statements, the assets and liabilities classified as disposal group are presented as Other current assets and Other current liabilities.

The reclassification is effective from 30 June 2008.

The main office property has been reclassified from tangible fixed assets to current assets from first quarter 2008 in connection with the plan to sell the property.

Summary of activities classified as disposal groups and assets held for sale

	30 JUN 2008
Non-current assets	3 668
Current assets	904
Total assets	**4 572**
Non-current liabilities	472
Current liabilities	561
Total liabilities	**1 033**

5. Norske Skog Group – Quarterly Figures

INCOME STATEMENT

	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
Operating revenue	6 528	6 269	6 956	6 641	6 794
Distribution costs	(600)	(579)	(592)	(631)	(585)
Cost of materials	(3 961)	(3 913)	(3 709)	(3 778)	(3 856)
Change in inventories	44	120	(473)	31	280
Employee benefit expenses	(884)	(874)	(860)	(875)	(841)
Other operating expenses	(528)	(534)	(544)	(537)	(663)
Gross operating earnings	**601**	**489**	**778**	**851**	**1 129**
Depreciations	(636)	(721)	(719)	(712)	(713)
Gross operating earnings after depreciations	**(35)**	**(232)**	**59**	**139**	**416**
Restructuring expenses	0	(198)	0	0	0
Other gains and losses	1 336	694	4 983	69	(206)
Impairments	(32)	(1 254)	(4 866)	0	26
Operating earnings	**1 269**	**(990)**	**176**	**208**	**236**
Share of profit in associated companies	3	(1)	1	6	17
Financial items	(275)	(117)	(259)	66	(80)
Profit before taxes	**996**	**(1 108)**	**(82)**	**280**	**173**
Taxes	(301)	142	(828)	(75)	(52)
Net profit	**695**	**(966)**	**(910)**	**205**	**121**

OPERATING REVENUE PER SEGMENT

	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
Newsprint	4 659	4 427	4 998	4 696	5 015
Magazine Paper	1 642	1 514	1 671	1 719	1 522
Energy	289	418	335	246	252
Other activities	941	923	956	922	940
Eliminations	(1 004)	(1 013)	(1 004)	(942)	(935)
Norske Skog Group	**6 528**	**6 269**	**6 956**	**6 641**	**6 794**

PRICE DEVELOPMENT NEWSPRINT, SC, LWC - GERMANY


Euro
1000
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1/94
1/95
1/96
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1/98
1/99
1/00
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1/04
1/05
1/06
1/07
2/08

o Newsprint 45g
o SC roto 56g
o LWC offset 60g

SHARE PRICE DEVELOPMENT 2000-2008


NOK
200
150
100
50
0
600
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0
Week1/00
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Week 30/08

O Oslo Stock Exchange index
O Norske Skog

THE NORSKE SKOG SHARE

KEY FIGURES			JANUARY - JUNE 2008				AT 06.08.2008	
	02-01-08	30-06-08	High	Low	Earnings per share	Book equity per share	Share price	Market value NOK mill.
Norske Skog A	**45,85**	**23,00**	**45,85**	**16,80**	**-1,32**	**77,22**	**20,90**	**3 964**

Return:
Norske Skogindustrier ASA

Oksenøyveien 80
P O Box 329, NO-1326 Lysaker, Norway
Phone: +47 67 59 90 00
Fax: +47 67 59 91 81
www.norskeskog.com

B Economique
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P.P.
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Norske Skog

END